SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

New Directors

Effective February 18, 2025, Highway Holdings Limited (the “Company”) appointed four new directors to its Board of Directors to fill vacancies created by the resignation of directors in 2022. Patrick Michaels and Marcus Bagnall were appointed as Class I directors, and Annie Leung Hoi Ling and Brian Chu Chong Tat were appointed as Class II directors.

Patrick Michaels, 49, currently serves since 2002 as Chairman of the Board of Zuri-Invest AG, a wealth management and investment company, and since 1998 as President, Chief Executive Officer, and board member of Asty Capital AG, an independent advisory company focusing on precious metals and mining, both based in Zurich, Switzerland. Mr. Michaels studied economics at the University of Zurich, and subsequently studied business, civil and criminal law at the same university, followed by studies at The Colorado School of Mines.

Marcus Bagnall, 39, currently serves as a Partner at Wiggin LLP, advising multinational organizations on complex legal, regulatory and commercial matters, with a deep understanding of digital transformation, corporate and M&A, supply chain complexities and managing operational legal risks. Mr. Bagnall previously served as an attorney at Linklaters LLP from 2019 to 2021, and as an attorney at Webb Henderson from 2016 to 2019. Mr. Bagnall received his bachelor’s degree and LLM from the University of New South Wales.

Annie Leung Hoi Ling, 36, currently serves as General Manager of Good Mark Industrial Vietnam Co., Ltd, an OEM factory based in Vietnam with over 600 employees which she founded in 2019. Ms. Leung previously served as a Project Manager at Good Mark Industrial Limited, China from 2016 to 2019. Ms. Leung received her bachelor’s degree in Product Analysis and Engineering Design from The Hong Kong Polytechnic University.

Brian Chu Chong Tat, 52, currently serves as an instructor at Ng Clan’s Association Tai Pak Memorial School, and previously served at ECF Saint Canaan College from 2020 to 2022. Mr. Chu holds a Bachelor of Education with Honors from Hong Kong Education University.

Exhibits

99.1	Press release announcing the four new directors, issued on February 18, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: February 18, 2025	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

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